Name of Registrant:		Seasons Series Trust
Name of Portfolio:		Large Cap Growth
Name of Sub Advisor		Goldman Sachs Asset Management, LP

Name of Issuer  		Facebook, Inc.

Title of Security		Facebook, Inc.


Date of First Offering		05/17/12

Amount of Total Offering		 421,233,615

Unit Price		$38.00

Underwriting Spread or Commission		$0.4180

Number of Shares Purchased 		31,463

Dollar Amount of Purchases		$1,195,594.00

Years of Continuous Operation		3+

Percentage of Offering Purchased		0.0075%
by Portfolio

Percentage of Portfolio assets                  1.4394%
applied to purchases

Percentage of offering purchased		0.5860%
by the other Portfolios


Name(s) of Underwriter(s) or
Dealer(s) from whom Purchased		Morgan Stanley & Co. LLC


Underwriting Syndicate Members		Morgan Stanley
					JP Morgan
					Goldman, Sachs & Co.
					B of A Merrill Lynch
					Barclays
					Allen & Company LLC
					Citigroup
					Credit Suisse
					RBS Capital Markets
					Wells Fargo